[Jones Day Letterhead]

April 16, 2018

BY EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Granite Construction Incorporated
Registration Statement on Form S-4
Filed March 13, 2018
File No. 333-223611

Ladies and Gentlemen:

Granite Construction Incorporated (the “Company” or “Granite”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (as amended, the “Registration Statement”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated April 9, 2018. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 1.

General

1.	We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2017 incorporates by reference portions of your proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01.

Response: The Company acknowledges the Staff’s comment and confirms that its definitive proxy statement on Schedule 14A was filed on April 13, 2018, prior to the filing of Amendment No. 1. The Company advises the Staff that Layne Christensen Company (“Layne”) filed its Form 10-K on April 10, 2018 and expects to file its Form 10-K/A, including Part III disclosure, on or about April 19, 2018.

United States Securities and Exchange Commission

April 16, 2018

Prospectus Cover Page

2.	The prospectus cover page should comprise a joint letter to shareholders that includes the title and amount of securities to be offered by Granite Construction Incorporated. Refer to Item 501(b)(1) and (2) of Regulation S-K. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus cover page to comply with Item 501(b)(1) and (2) of Regulation S-K.

Summary, page 8

3.	Please disclose in this section that following consummation of the merger, Layne stockholders will own approximately 12% of the combined company.

Response: The Company acknowledges the Staff’s comment and has revised page 9 to include a statement that, upon completion of the merger, stockholders of Layne will own approximately 12% of the outstanding shares of the Company’s common stock on a fully diluted basis (excluding any shares that may subsequently be issued in connection with any conversion of Layne’s 8.0% convertible notes into shares of the Company’s common stock following the merger).

Risk Factors, page 22

4.	You disclose on page F-37 of Granite’s Form 10-K for the fiscal year ended December 31, 2017, that at closing you will assume Layne’s $24.5 million of letters of credit, or issue new letters of credit. Your state that these additional debt obligations assumed at closing would exceed the amount of indebtedness currently permitted under your existing credit facility and private placement notes and you intend to seek consents or waivers from your existing lenders with respect to this additional indebtedness. Please revise your filing to discuss this matter, status of any waivers or consents received and negative consequences, if any, to the merger or your financial statements if you do not receive waivers from your lenders.

Response: The Company acknowledges the Staff’s comment and has revised pages 32 and 33 of Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 38

5.	You disclose that you have not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Layne assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor identified all adjustments necessary to conform Layne’s accounting policies to Granite’s accounting policies. Please tell us when you expect to have the above completed. Please revise your filing to identify specific income statement and balance sheet line items that you anticipate will be impacted once you complete your purchase price allocation. Further tell us how you currently determined the estimated goodwill amounts in Note 3 to your pro forma financial information.

United States Securities and Exchange Commission

April 16, 2018

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is in the process of performing the detailed valuation work in order to estimate the fair value of the Layne assets to be acquired and liabilities to be assumed as well as all adjustments necessary to conform Layne’s current accounting policies to those of Granite. The Company expects to complete the preliminary purchase price allocation in the quarter in which the merger with Layne is completed.

The Company has undertaken a preliminary valuation of Layne’s assets and liabilities using industry benchmarks. The preliminary valuation will be updated by a detailed preliminary valuation upon the completion of the merger. For the purposes of pro forma financial information included in Amendment No. 1, estimated goodwill was determined by calculating the aggregate dollar value of shares of Granite’s common stock to be issued in the merger (i.e., the number of shares of Granite’s common stock expected to be issued in the merger multiplied by the price of Granite’s common stock as of April 10, 2018), less the estimated net value of Layne’s assets and liabilities determined in the preliminary valuation.

The Company has also revised page 39 of Amendment No. 1 to disclose that the amount of goodwill that will be recorded in connection with the merger will depend on the market price of Granite common stock on the date of completion of the merger. As a result of recent market volatility, the amount of goodwill that is ultimately recorded may vary significantly from the estimated goodwill on the pro forma balance sheet.

The Company has also revised page 39 to include the income statement and balance sheet line items that will be impacted upon completion of the purchase price allocation.

Adjustments to the Pro Forma Balance Sheet, page 42

Pro forma Adjustment (c), page 42

6.	You disclose that the estimate of net deferred tax assets and liabilities balance includes the release of the valuation allowance associated with federal net operating loss carryforwards and other federal deferred tax assets that were fully reserved within Layne’s historical financial statements. In this regard, we note your valuation allowance of $158 million at 1/31/17 and your release in adjustment (c) of $45 million. Tell us how you determined the amount of the valuation allowance to release. Further, we note your disclosure that you believe it is more likely than not that federal net operating loss carryforwards and other federal deferred tax assets will be realized. Please tell us and revise your filing to discuss the significant assumptions used to determine that realization of the deferred tax assets is more likely than not, including the amount of taxable income you will be required to generate and the time period during which it will be required to be generated. Alternatively, please disclose that the income tax benefit related to the reduction of the valuation allowance is not included in the pro forma income statement.

Response: The Company acknowledges the Staff’s comment and has revised page 45 of Amendment No. 1 to include the assumptions used to determine that the realization of federal deferred tax assets is more likely than not and update the amount of release for Layne’s federal operating loss carryforwards to $150.2 million as of January 31, 2018. The Company currently

United States Securities and Exchange Commission

April 16, 2018

believes that it will have sufficient taxable income to utilize Layne’s federal net operating loss carryforwards prior to expiration. The Company had taxable income in eight of the last 10 fiscal years. Layne’s federal gross net operating loss carryforwards as of January 31, 2018 were $150.2 million and expire between 2034 and 2038. As such, the Company will have up to 20 years to generate the taxable income required to realize the full amount of Layne’s federal net operating loss carryforwards of $150.2 million.

The Company has also revised page 45 of Amendment No. 1 to clarify that the income tax benefit related to the reduction of the valuation allowance is not included in the pro forma income statement.

Pro forma Adjustment (e), page 43

7.	Please further explain the nature of the $40.4 million and $3.5 million adjustments to debt. Your note indicates a fair value adjustment. Please tell us how you determined the amount of the adjustment. Please confirm if these adjustments include any amounts related to the conversion of 8.0% debt or pay out of the 4.25% debt.

Response: The Company acknowledges the Staff’s comment and has revised page 41 of Amendment No. 1 to update the pro forma financial information as of and for the period ended January 31, 2018 and using the market price of Granite common stock on April 10, 2018. The revised adjustments for Layne’s 8.0% convertible notes and Layne’s 4.25% convertible notes are $30.2 million and $2.8 million, respectively. Layne’s 8.0% convertible notes have an “as converted” value that exceeds the principal amount of the notes, which approximates fair value. The $30.2 million reflects the adjustment to fair value of Layne’s 8.0% convertible notes based upon the market price of Granite’s shares issuable upon conversion of Layne’s 8.0% convertible notes. Layne’s 4.25% convertible notes reflect an adjustment of $2.8 million to record the 4.25% convertible notes at estimated fair value based on estimated market value. The Company advises the Staff that the conversion rate of Layne’s 4.25% convertible notes would result in a value less than the $1,000 principal amount of each note.

Pro forma Adjustment (g), page 43

8.	We note your adjustment of $34.6 million that relates to the payout of the Layne Stock Options, Layne RSUs and Layne PSUs. Please tell us how you calculated this adjustment, providing the number of shares or options issuable, the amount of Layne Equity Award Consideration and exercise prices assumed.

United States Securities and Exchange Commission

April 16, 2018

Response: The Company acknowledges the Staff’s comment and has revised page 41 to update the adjustment to Cash and cash equivalents based on the market price of Granite common stock on April 10, 2018. The revised total amount that Granite expects to pay to holders of Layne’s stock options, Layne’s restricted stock units and Layne’s performance stock units is $32.5 million. The table below provides the Company’s calculation:

	Layne Stock Options	Layne RSUs	Layne PSUs	Total
Outstanding as of March 9, 2018	446,988	514,441	1,443,362
Exchange ratio	0.27	0.27	0.27
Granite common stock price as of April 10, 2018	$56.13	$56.13	$56.13
Weighted average exercise price	8.73
Cash to be paid	$2,872,055	$7,796,405	$21,874,295	$32,542,756

The aggregate dollar value of the Layne stock options was calculated by multiplying (1) the product of the assumed price of Granite common stock and the merger exchange ratio, less the weighted average exercise price by (2) the number of Layne’s outstanding stock options.

Pro forma Adjustment (k), page 44

9.	Please confirm whether you have included the cash payout for the 4.25% convertible debt and conversion of the 8.0% convertible debt in both your pro forma balance sheet and pro forma income statement. In this regard, it appears as if you have not included the impact to the balance sheet (e.g. reduction of debt and cash for 4.25% settlement) however, you have included the converted outstanding shares in the pro forma EPS. It is unclear if these notes will remain outstanding or converted. Further explain how you arrived at the 2.3 million shares in your diluted pro forma EPS calculation for the 8.0% convertible notes.

Response: The Company acknowledges the Staff’s comment and confirms that it has not included the repayment of Layne’s 4.25% convertible notes and conversion of Layne’s 8.0% convertible notes in either of the pro forma balance sheet or pro forma income statement. The merger does not accelerate the maturity date of either Layne’s 8.0% convertible notes or Layne’s 4.25% convertible notes. As a result, those notes will remain outstanding following the merger.

The pro forma income statement for the fiscal year ended December 31, 2017 gives effect to the merger as if it had been completed on January 1, 2017, the beginning of the earliest period presented. The pro forma balance sheet as of December 31, 2017 gives effect to the merger as if it had been completed on December 31, 2017. As of December 31, 2017, both Layne’s 4.25% convertible notes and Layne’s 8.0% convertible notes were outstanding.

United States Securities and Exchange Commission

April 16, 2018

The Company calculated the number of shares issuable upon conversion of Layne’s 8.0% convertible notes by multiplying the total number of shares of Layne’s common stock issuable upon conversion of the 8.0% convertible notes times the number of shares of the Company’s common stock issuable for each outstanding share of Layne’s common stock in the merger.

Each $1,000 principal amount of Layne’s 8.0% convertible notes is currently convertible into 85.4701 shares of Layne’s common stock. Upon the merger, each $1,000 principal amount of Layne’s 8.0% convertible notes will be convertible into 23.0769 shares of Granite’s common stock. Following the merger, the $99,898,000 principal amount of Layne’s 8.0% convertible notes will be convertible into approximately 2,305,000 shares of Granite’s common stock.

Upon further review, the Company has excluded the shares of its common stock issuable upon conversion of Layne’s 4.25% convertible notes and Layne’s 8.0% convertible notes as the interest expense, when added back to net income in applying the “if converted” method, would result in the issuance of Granite Stock being anti-dilutive to Granite’s pro forma, diluted EPS.

The Merger, page 60

Background of the Merger, page 60

10.	Please revise your disclosure to discuss in more detail the circumstances that led Granite to identify Layne as a potential acquisition candidate.

Response: The Company acknowledges the Staff’s comment and has revised page 63 of Amendment No. 1 in response to the Staff’s comment.

11.	Please revise your disclosure to discuss the strategic options related to Layne’s water resources division that were discussed with Greentech on August 31, 2017.

Response: The Company advises the Staff that Layne has revised page 65 of Amendment No. 1 to discuss the strategic options.

12.	Please disclose how the members of Layne’s special committee were chosen.

Response: The Company advises the Staff that Layne has revised page 69 of Amendment No. 1 to discuss how the members of Layne’s special committee were chosen.

13.	Please provide more detail regarding the “most significant open issues” that were discussed on February 5, 2018.

Response: The Company acknowledges the Staff’s comment and has revised page 72 of Amendment No. 1 to include further details of the most significant open legal issues discussed by the Company’s board of directors on February 5, 2018.

United States Securities and Exchange Commission

April 16, 2018

14.	We note your disclosure that throughout February 12 and February 13, 2018, Granite and Layne continued to negotiate the merger agreement. Please expand your disclosure to discuss any material changes to the terms of the merger agreement that resulted from such negotiations.

Response: The Company acknowledges the Staff’s comment and has revised page 74 of Amendment No. 1 to include details of the material changes to the terms of the merger agreement that resulted pursuant to the negotiations on February 12 and 13, 2018.

15.	Please revise your disclosure to specify the material updates to the draft merger agreement that the Layne Board discussed on February 13, 2018.

Response: The Company advises the Staff that Layne has revised page 75 of Amendment No. 1 to disclose the material updates discussed by Layne’s board of directors.

Layne Board Recommendation and Its Reasons for the Merger, page 71

16.	Please revise the first bullet to provide specifics regarding the board’s knowledge of Layne’s business, operations, financial condition, etc. that led the board to conclude the merger was in the best interests of Layne’s stockholders.

Response: The Company advises the Staff that Layne has revised pages 77 and 78 of Amendment No. 1 to provide specifics regarding Layne’s board of directors’ knowledge of Layne’s business, operations, financial condition, etc. that led the board of directors to conclude the merger was in the best interests of Layne’s stockholders.

17.	Please revise the fifth bullet to discuss the “strategic alternatives” considered by the board.

Response: The Company advises the Staff that Layne has revised pages 62 through 68 and 77 of Amendment No. 1 to discuss and provide more information regarding the strategic alternatives evaluated by Layne, its board of directors and advisors.

18.	Please revise your disclosure to discuss the “restrictions of the conduct of Layne’s business” referenced on page 73 that Layne’s board considered a negative factor concerning the Merger.

Response: The Company advises the Staff that Layne has revised pages 79 and 80 of Amendment No. 1 to discuss restrictions on the conduct of Layne’s business that Layne’s board of directors considered a negative factor concerning the merger.

19.	Please detail the “potential benefits” referenced on page 73 that Layne’s stockholders could be foregoing by approving the Merger.

Response: The Company advises the Staff that Layne has revised page 80 of Amendment No. 1 to detail the potential benefits that Layne’s stockholders could be forgoing by approving the merger.

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April 16, 2018

Opinion of Layne Christiansen Company’s Financial Advisor, page 74

20.	Please provide us supplementally with copies of any board books or similar materials provided by Greentech to the Layne Christiansen Company board in connection with its analysis and opinion.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has been advised by Layne that the presentation materials prepared by Greentech Capital Advisors, LLC (“Greentech”) and shared with Layne’s board of directors in connection with the analysis and preparation of its fairness presentation on February 13, 2018 are being provided to the Staff under separate cover by Mintz Law Firm, LLC, counsel for Greentech, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act. Layne has been advised by Greentech that, in accordance with such Rules, it has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, counsel for Greentech also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Discounted Cash Flow Analyses, page 77

21.	Please disclose how the discount range of 10.3% to 12.3% was chosen.

Response: The Company advises the Staff that Layne has revised page 84 of Amendment No. 1 to address the Staff’s comment.

Selected Publicly Traded Companies Analyses, page 78

22.	Please disclose whether any companies meeting the selection criteria were excluded from the analyses.

Response: The Company advises the Staff that Layne has revised page 85 of Amendment No. 1 to address the Staff’s comment.

Selected Precedent Transaction Analyses, page 80

23.	Please disclose whether any transactions meeting the selection criteria were excluded from the analyses.

Response: The Company advises the Staff that Layne has revised page 87 of Amendment No. 1 to address the Staff’s comment.

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Miscellaneous, page 82

24.	Please revise to discuss the “numerous assumptions” with respect to industry performance, business and economic conditions that were made by Greentech.

Response: The Company advises the Staff that Layne has revised page 89 of Amendment No. 1 to address the Staff’s comment.

* * * * * * *

Please call me at (214) 969-3766 should you wish to discuss the matters addressed above or other issues relating to the Registration Statement. Thank you for your attention to this matter.

Very truly yours,
/s/ James E. O’Bannon James E. O’Bannon

cc:	Richard Watts, Senior Vice President, General Counsel and Secretary, Granite Construction Incorporated
Steven F. Crooke, Senior Vice President, Chief Administrative Officer and General Counsel, Layne Christensen Company
Alain Dermarkar, Partner, Jones Day
Ryan J. Maierson, Partner, Latham & Watkins LLP